Exhibit 2.2

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (the “Agreement”) by and between Optio Software, Inc. (“Company”), and Donald H. French (“You” or “Your”) (collectively referred to as the “Parties”), is entered into and effective as of the 10th of August, 2004 (the “Effective Date”).1

W I T N E S S E T H:

WHEREAS, the Company is engaged in the Business;

WHEREAS, the Company is entering into an Agreement and Plan of Reorganization (the “Acquisition Agreement”) of even date herewith, by and among the Company, a wholly-owned subsidiary of the Company (the “Merger Sub”), VertiSoft Corporation, a Georgia corporation (“VertiSoft”), You and the other stockholders of VertiSoft, pursuant to which the Merger Sub shall be merged into VertiSoft and You and the other stockholders of VertiSoft shall receive the consideration as set forth in the Acquisition Agreement (the “Transaction”);

WHEREAS, one of the conditions to the obligations of the Company to consummate the Transaction pursuant to the Acquisition Agreement is that You enter into this Agreement;

WHEREAS, You have and will obtain valuable knowledge and experience pertaining to the Company’s business;

WHEREAS, Your position is a position of trust and responsibility with access to Confidential Information, Trade Secrets, and information concerning employees and customers of the Company;

WHEREAS, the Trade Secrets and Confidential Information, and the relationship between the Company and each of its employees and customers are valuable assets of the Company and may not be converted to Your own use; and

WHEREAS, the Company has agreed to employ You in exchange for Your compliance with the terms of this Agreement.

[1]	Unless otherwise indicated, all capitalized terms used in this Agreement are defined in the “Definitions” section attached as Exhibit A. Exhibit A is incorporated by reference and is included in the Definition of “Agreement.”

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, it is agreed:

1. Employment and Duties.

(a) Company shall employ You as Senior Vice President of Healthcare Products in accordance with the terms and conditions set forth in this Agreement. You accept such employment on the terms set forth herein. You shall report to the Chief Executive Officer of the Company or such other person as directed by the Chief Executive Officer. You acknowledge and agree that as of the date of this Agreement Your Employment Agreement dated August 1, 2002, by and between You and VertiSoft (“Prior Agreement”) is hereby cancelled, superseded and terminated. You further acknowledge and agree that You release VertiSoft and its subsidiary, and the Company and its affiliates, successors, assigns, parents, subsidiaries, officers, directors, shareholders, agents and employees, and all of their heirs, executors, administrators, successors, predecessors and assigns from any and all obligations and claims arising in connection with the Prior Agreement, Your employment with VertiSoft and its subsidiary.

(b) You shall have such duties as set forth on Exhibit B (“Duties”) and as may otherwise be assigned to You by the Chief Executive Officer from time to time.

(c) You agree to devote all necessary working time required of Your position, to devote Your best efforts, skill, and energies to promote and advance the business and/or interests of the Company, and to fully perform Your obligations under this Agreement. During Your employment, You shall not render services to any other entity, regardless of whether You receive compensation, without the prior written consent of the Company. You may, however, (i) engage in community, charitable, and educational activities, (ii) manage Your personal investments, and (iii) with the prior written consent of the Company, serve on corporate boards or committees, provided that such activities do not conflict or interfere with the performance of Your obligations under this Agreement or conflict with the interests of the Company.

(d) As an officer of the Company, You owe a duty of care and loyalty to the Company, as well as a duty to perform Your Duties in a manner that is in the best interests of the Company.

(e) You agree to comply with the policies and procedures of the Company as may be adopted and changed from time to time, including those described in the Company’s employee handbook. Material changes to policies and procedures may be made from time to time by the Board of Directors or the Chief Executive Officer or Chief Financial Officer of the Company. If this Agreement conflicts with such policies or procedures, this Agreement will control.

2. Compensation.

(a) Base Salary. During the Term (as defined below), Company shall pay to You a base salary of $200,000 per year, increased as set forth below (“Base Salary”), subject to all applicable withholdings. Your Base Salary shall be increased on the anniversary of the Effective Date in an amount equal to the product of the Base Salary (as previously increased) and the percentage increase, if any, of the Consumer Price Index for All Urban Consumers, Region South, published by the U.S. Bureau of Labor Statistics over the prior year’s Consumer Price Index for All Urban Consumers, Region South, published by the U.S. Bureau of Labor Statistics. In addition, Your Base Salary may be adjusted annually at the discretion of the Board of

Directors; however these adjustments may only be decreases if such decreases are being applied proportionately to all executive officers of the Company. Your Base Salary shall be paid to You in accordance with the Company’s normal payroll practices.

(b) Executive Benefits. You shall be entitled to participate in all benefit plans, including but not limited to any cash bonus plan or other compensation plan, as shall be in effect for all executive level personnel or applicable generally to employees of the Company from time to time, subject to the terms and conditions of such plans and programs, in each case, as applicable, with credit for past years of service with VertiSoft. With respect to any cash bonus plan or other compensation plan of the Company for fiscal year 2005, such amounts (if any) will be prorated for the remainder of fiscal year 2005. As of the Effective Date, all of Your carry over accrued vacation and sick leave from VertiSoft shall be cancelled. For the remainder of calendar year 2004, You shall receive three (3) weeks of vacation. During the calendar year 2004, You shall not accrue any additional paid-time-off (“PTO”) and effective January 1, 2005, You will be subject to the Company’s PTO policy.

(c) Key Man Policy. The Company shall have the right to purchase a “key man” life insurance policy naming the Company as the sole beneficiary thereunder. You agree to take any further action reasonably requested by the Company for the procurement of such policy.

(d) Stock Options. In accordance with the Company Stock Option Plan, the Company shall issue to You on the Effective Date Three Hundred Fifty Thousand (350,000) options (non-qualified) to purchase shares of the common stock of the Company (the “Common Stock”) at a strike price equal to the closing price of the Common Stock as of the Effective Date (the “Option”). The Option shall vest over a period of four (4) years as follows: (i) 25% on the first (1st) anniversary of the Effective Date; (ii) 25% on the second (2nd) anniversary of the Effective Date; (iii) 25% on the third (3rd) anniversary of the Effective Date; and (iv) 25% on the fourth (4th) anniversary of the Effective Date. If Your employment is terminated pursuant to subsections 4(a), 4(b), 4(e) or 4(f) of this Agreement, then the Option shall be deemed fully vested and shall be exercisable by You or Your legal successors for the shorter of one (1) year or the period of time remaining until the natural expiration of the Term.

3. Term. This Agreement shall commence on the Effective Date and shall continue until the first to occur of (a) termination of Your employment by Company For Cause, (b) termination of Your employment by Company without Cause, (c) Your resignation, (d) Your death or Disability, or (e) the third anniversary of the Effective Date (the “Term”).

4. Termination. This Agreement may be terminated upon the occurrence of any of the following events:

(a) Your death;

(b) Your disability; “Disability” means Your inability, due to the condition of Your physical, mental or emotional health, to regularly and satisfactorily perform Your duties and responsibilities as an executive of the Company or its subsidiaries for a continuous period in excess of three months. If the existence of Your Disability shall be disputed by either party, the determination by a physician duly licensed to practice medicine that such Disability exists shall be necessary to establish such Disability, unless You refuse to submit to appropriate examinations at the request of the Board, in which case the determination of the Board in good faith and after the requisite period of Disability shall be conclusive as to whether such Disability exists;

(c) Mutual written agreement between You and the Company at any time to terminate this Agreement;

(d) For Cause, as defined below:

(i) Your material breach of this Agreement, provided that, if such breach is curable, You shall be entitled to written notice and a thirty (30) day opportunity to cure such breach;

(ii) Any act or omission by You which is, or is likely to be, materially injurious to the Company or the business reputation of the Company;

(iii) Your fraud, malfeasance or gross negligence in the performance of Your duties or otherwise having an adverse affect on the Company;

(iv) Your continued failure to satisfactorily perform Your duties under this Agreement, to follow the reasonable direction (consistent with Your duties) of the Chief Executive Officer, or to follow the policies, procedures, and rules of the Company, after notice and a thirty (30) day opportunity to cure;

(v) Your arrest, indictment for, or conviction of, or Your entry of a plea of guilty or no contest to, a felony or crime involving moral turpitude; or

(vi) Your resignation for other than Good Reason or failure to perform services under this Agreement.

(e) Your resignation for Good Reason which shall exist if the Company, without Your written consent, (i) takes any action which is inconsistent with, or results in the reduction of, Your then current title, duties or responsibilities, (ii) reduces Your then current Base Salary, other than as provided in paragraph 2(a), (iii) reduces the benefits to which You are entitled on the Effective Date, unless a similar reduction is made for other executive employees, (iv) requires You to relocate more than thirty-five (35) miles from the location of the Company’s offices on the Effective Date, or (v) enters into a Change of Control transaction and the successor corporation, if it is not the Company, does not assume (by law or contract) the obligations of the Company hereunder. Good Reason shall not include any isolated, insubstantial or inadvertent action that (i) is not taken in bad faith, and (ii) is remedied by the Company within thirty (30) days of receiving notice by You of such action.

(f) Upon giving You ninety (90) days written notice, termination of employment by the Company at any time for any reason not defined in subsections (a)-(e) above. At the Company’s request, you shall not attend work at the Company’s office during this 90 day notice period; however you shall still be paid your compensation as set forth herein.

5. Post Termination Payment Obligations.

(a) If this Agreement terminates for the reason set forth in subsection 4(a) of this Agreement, then You shall be entitled to receive Your Base Salary as of the date of death through the date of Your death and thereafter the Company shall have no further obligations under this Agreement or otherwise.

(b) If this Agreement terminates for any of the reasons set forth in subsections 4(c) or 4(d) of this Agreement, then You shall be entitled to receive Your Base Salary through the termination date (as increased by any raises) and thereafter the Company shall have no further obligations under this Agreement or otherwise, but You shall continue to be bound by Sections 8(a), 8(b), 8(c) and 8(d), and all other post-termination obligations contained in this Agreement.

(c) If this Agreement terminates for any of the reasons set forth in subsections 4(e) or 4(f) of this Agreement, then the Company shall pay You Your Base Salary (as increased by any raises) through the natural expiration of the Term, payable over the remaining Term in accordance with the Company’s normal payroll practices (or at the election of the Company, payable as a lump sum payment), as its sole and only payment to You. If this Agreement terminates for the reason set forth in subsection 4(b) of this Agreement by reason of an injury which occurs in the course of the performance of Your duties for the Company, then the Company shall pay You a separation payment equal to twelve (12) months base salary in effect as of the date of termination, less the monthly amount that you are entitled to receive under any and all long-term and short-term disability insurance policies, payable over a period of twelve (12) months in accordance with the Company’s normal payroll practices. Regardless of whether the termination is pursuant to subsection 4(b), 4(e) or 4(f), You shall continue to be bound by Sections 8(a), 8(b), 8(c) and 8(d), and all other post-termination obligations contained in this Agreement.

(d) Except in the event of a termination of this Agreement for the reason set forth in subsection 4(a) herein, the Company’s obligation to make the payments as set forth herein shall be conditioned upon Your:

(i) Execution of a Release Agreement in a form prepared by the Company whereby You release the Company from any and all liability and claims of any kind in the form of Exhibit C attached hereto; and

(ii) Compliance with the restrictive covenants (Sections 8(a), 8(b), 8(c) and 8(d)) and all post-termination obligations contained in this Agreement.

The Company’s obligation to make the separation payments set forth in this Section 5 shall terminate immediately upon any breach by You of any post-termination obligations to which You are subject.

6. Set-Off. If You have any outstanding obligations to the Company for loans or other cash advances at the time this Agreement terminates for any reason, You acknowledge that the Company is authorized to deduct any amounts owed to the Company from Your final paycheck and/or from any amounts that would otherwise be due to You under Section 5 above.

7. Books and Records. You agree that all files, documents, records, customer lists, books and other materials which come into Your use or possession during the Term and which are in any way related to the Company’s business shall at all times remain the property of the Company, and that upon request by Company or upon the termination of this Agreement for any reason, You shall immediately surrender to Company all such property and copies thereof.

8. Restrictive Covenants. You acknowledge that the restrictions contained in this Section 8 are reasonable and necessary to protect the legitimate business interests of the Company, and will not impair or infringe upon Your right to work or earn a living after Your employment with the Company ends.

(a) Trade Secrets and Confidential Information. You represent and warrant that: (i) You are not subject to any agreement that would prevent You from performing Your duties for the Company or otherwise complying with this Agreement, and (ii) You are not subject to or in breach of any non-disclosure agreement, including any agreement concerning trade secrets or confidential information owned by any other party.

You agree that You will not: (i) use, disclose, or reverse engineer the Trade Secrets or the Confidential Information, except as authorized by the Company; (ii) during Your employment with the Company, use, disclose, or reverse engineer (a) any Confidential Information or Trade Secrets of any former employer or third party, or (b) any works of authorship developed in whole or in part by You during any former employment or for any other party, unless authorized in writing by the former employer or third party; or (iii) upon Your resignation or termination (a) retain Trade Secrets or Confidential Information, including any copies existing in any form (including electronic form), which are in Your possession or control, or (b) destroy, delete, or alter the Trade Secrets or Confidential Information without the Company’s consent.

The obligations under this Section 8(a) shall: (i) with regard to the Trade Secrets, remain in effect as long as the information constitutes a trade secret under applicable law, and (ii) with regard to the Confidential Information, remain in effect during the Restricted Period.

(b) Non-Solicitation of Customers. During the Restricted Period, You will not solicit any Customer of the Company for the purpose of providing any goods or services competitive with the Business. The restrictions set forth in this Section 8(b) apply only to the Customers with whom You had Contact.

(c) Non-Recruit of Employees. During the Restricted Period, You will not, directly or indirectly, solicit, recruit or induce any Employee to (a) terminate his or her employment relationship with the Company or (b) work for any other Person engaged in the Business.

(d) Noncompete. You acknowledge and agree with the Company that Your services to the Company are unique in nature and that the Company would be irreparably damaged if You were to provide similar services to any Person competing with the Company or engaged in a similar business. You further acknowledge that in the course of Your employment with the Company You will become familiar with Trade Secrets and with other Confidential Information. During the Term, and for two (2) years thereafter (the “Noncompete Period”), You shall not, directly or indirectly, either for Yourself or for any other Person, permit Your name to be used by or participate in any business or enterprise (including, without limitation, any division, group or franchise of a larger organization) that engages or proposes to engage in the business of (i) promoting, developing or managing software or any other products produced by the Company on which You have personally developed, promoted or managed while within the employ of the Company within the Restricted Territory, (ii) providing management services or consulting services within the Restricted Territory, or (iii) otherwise engaging in a business identical to or similar to any such business which is engaged in by the Company in the Restricted Territory prior to Your termination. For purposes of this Agreement, the term “participate in” shall include, without limitation, having any direct or indirect interest in any Person, whether as a sole proprietor, owner, stockholder, partner, member, joint venturer, creditor or otherwise, or rendering any direct or indirect service or assistance to any Person (whether as a director, officer, supervisor, employee, agent, consultant or otherwise). Nothing herein will prohibit You from mere passive ownership of not more than two percent (2%) of the outstanding stock of any class of a publicly-held corporation whose stock is traded on a national securities exchange or in the over-the-counter market. As used herein, the phrase “mere passive ownership” shall include voting or otherwise granting any consents or approvals required to be obtained from such Person as an owner of stock or other ownership interests in any entity pursuant to the charter or other organizational documents of such entity, but shall not include, without limitation, any involvement in the day-to-day operations of such entity.

9. Work Product. Your employment duties may include inventing in areas directly or indirectly related to the business of the Company or to a line of business that the Company may reasonably be interested in pursuing. All Work Product shall constitute work made for hire. If (i) any of the Work Product may not be considered work made for hire, or (ii) ownership of all right, title, and interest to the legal rights in and to the Work Product will not vest exclusively in the Company, then, without further consideration, You assign all presently-existing Work Product to the Company, and agree to assign, and automatically assign, all future Work Product to the Company.

The Company will have the right to obtain and hold in its own name copyrights, patents, design registrations, proprietary database rights, trademarks, rights of publicity, and any other protection available in the Work Product. At the Company’s request, You agree to perform, during or after Your employment with the Company, any acts to transfer, perfect and defend the Company’s ownership of the Work Product, including, but not limited to: (i) executing all documents (including a formal assignment to the Company) necessary for filing an application or registration for protection of the Work Product (an “Application”), (ii) explaining the nature of the Work Product to persons designated by the Company, (iii) reviewing Applications and other related papers, or (iv) providing any other assistance reasonably required for the orderly prosecution of Applications.

You agree to provide the Company with a written description of any Work Product in which You are involved (solely or jointly with others) and the circumstances surrounding the creation of such Work Product.

10. License. You grant to the Company an irrevocable, nonexclusive, worldwide, royalty-free license to: (i) make, use, sell, copy, perform, display, distribute, or otherwise utilize copies of the Licensed Materials, (ii) prepare, use and distribute derivative works based upon the

Licensed Materials, and (ii) authorize others to do the same. You shall notify the Company in writing of any Licensed Materials You deliver to the Company.

11. Release. You consent to the Company’s use of Your image, likeness, voice, or other characteristics in the Company’s products or services during the term of this Agreement. You release the Company from any claims which You have or may have for right of publicity, copyright infringement, or any other causes of action arising out of the use, distribution, adaptation, reproduction, broadcast, or exhibition of such characteristics.

12. Post-Employment Disclosure. During the Restricted Period, you will disclose that you have covenants (and the nature of those covenants) to Persons to whom You provide goods and services. If, during the Restricted Period, You provide services to another Person which provides goods or services competitive with the goods or services provided by the Company You shall provide the Company with such Person’s name, Your job title, and a description of the services You will provide.

13. Injunctive Relief. You agree that if You breach Sections 8, 9, 10, 11 and/or 12 of this Agreement: (i) the Company would suffer irreparable harm; (ii) it would be difficult to determine damages, and money damages alone would be an inadequate remedy for the injuries suffered by the Company, and (iii) if the Company seeks injunctive relief to enforce this Agreement, You will waive and will not (a) assert any defense that the Company has an adequate remedy at law with respect to the breach, or (b) require that the Company submit proof of the economic value of any Trade Secret or Confidential Information. Nothing contained in this Agreement shall limit the Company’s right to any other remedies at law or in equity.

14. Severability. The provisions of this Agreement are severable. If any provision is determined to be invalid, illegal, or unenforceable, in whole or in part, the remaining provisions and any partially enforceable provisions shall remain in full force and effect.

15. Attorneys’ Fees. In the event of litigation relating to this Agreement, the prevailing party shall be entitled to recover attorneys’ fees and costs of litigation in addition to all other remedies available at law or in equity.

16. Arbitration With Respect to Certain Matters. The Parties agree to submit to arbitration, in accordance with these provisions, any claim or controversy arising from or related to the alleged breach of this Agreement, provided that claims or disputes of the types described in Section 13 above shall not be subject to this Section 16. The Parties further agree that, other than with respect to claims or disputes of the types described in Section 13 above, the arbitration process agreed upon herein shall be the exclusive means for resolving all disputes made subject to arbitration herein, but that no arbitrator shall have authority to expand the scope of these arbitration provisions. Any arbitration hereunder shall be conducted under the Model Employment Procedures of the American Arbitration Association (AAA) and the Parties agree that the Federal Arbitration Act shall govern the proceedings. Either party may invoke arbitration procedures herein by written notice for arbitration containing a statement of the matter to be arbitrated. The Parties shall then have fourteen (14) days in which they may identify a mutually agreeable, neutral arbitrator. After the fourteen (14) day period has expired, the Parties shall prepare and submit to the AAA a joint submission, with each party to contribute half of the appropriate administrative fee. In the event the Parties cannot agree upon a neutral arbitrator within fourteen (14) days after written notice for arbitration is received, their joint submission to the AAA shall request a panel of nine arbitrators who are practicing attorneys with professional experience in the field of employment law, and the Parties shall attempt to select an arbitrator from the panel according to AAA procedures. Unless otherwise agreed by the Parties, the arbitration hearing shall take place in Atlanta, Georgia at a place designated by the AAA. All arbitration procedures hereunder shall be confidential. The arbitrator shall have authority to include all or any portion of costs of such arbitration in an award. The arbitrator shall not have the power or authority to award indirect, special, incidental, consequential, exemplary, or punitive damages. The arbitrator may include equitable relief. Any arbitration awarded shall be accompanied by a written statement containing a summary of the issues in controversy, a description of the award, and an explanation of the reasons for the award. It is understood and agreed by the Parties that their agreements herein concerning arbitration do not otherwise alter the terms and conditions of Your employment as provided by this Agreement.

17. Waiver. Any party’s failure to enforce any provision of this Agreement shall not act as a waiver of that or any other provision. Any party’s waiver of any breach of this Agreement shall not act as a waiver of any other breach.

18. Entire Agreement. This Agreement, including the exhibits which are incorporated by reference, constitutes the entire agreement between the Parties concerning the subject matter of this Agreement. This Agreement supersedes any prior communications, agreements or understandings, whether oral or written, between the Parties relating to the subject matter of this Agreement. Other than terms of this Agreement, no other representation, promise or agreement has been made with You to cause You to sign this Agreement.

19. Amendments. This Agreement may not be amended or modified except in writing signed by both Parties.

20. Survival; Successors and Assigns. This Agreement shall be assignable to, and shall inure to the benefit of, the Company’s successors and assigns, including, without limitation, successors through merger, name change, consolidation, or sale of a majority of the Company’s stock or assets, and shall be binding upon You. A Change of Control shall not affect the terms of this Agreement. As used in this Agreement, “Company” shall mean the Company as hereinbefore defined and any successor to its business and/or assets as aforesaid or otherwise. You shall not have the right to assign Your rights or obligations under this Agreement. The covenants contained in Sections 8(a), 8(b), 8(c) and 8(d) of this Agreement shall survive cessation of Your employment with the Company, regardless of the reason for cessation of Your employment and regardless of who causes the cessation.

21. Governing Law. The laws of the State of Georgia shall govern this Agreement. If Georgia’s conflict of law rules would apply another state’s laws, the Parties agree that Georgia law shall still govern.

22. No Strict Construction. If there is a dispute about the language of this Agreement, the fact that one party drafted the Agreement shall not be used in its interpretation.

23. Notice. Whenever any notice is required, it shall be given in writing addressed as follows:

To Company:

Optio Software, Inc.

3015 Windward Plaza

Windward Fairways II

Alpharetta, Georgia 30005

Attn: C. Wayne Cape

To You:

Donald French

200 Old Tree Trace

Roswell, Georgia 30075

Notice shall be deemed given and effective three (3) days after the deposit in the U.S. mail of a writing addressed as above and sent first class mail, certified, return receipt requested, or when actually received, whichever is earlier. Either party may change the address for notice by notifying the other party of such change in accordance with this Section.

24. Consent to Jurisdiction and Venue. You agree that any claim arising out of or relating to this Agreement shall be (i) brought in the Superior Court of Fulton County, Georgia, or (ii) brought in or removed to the United States District Court for the Northern District of Georgia, Atlanta Division. You consent to the personal jurisdiction of the courts identified above. You waive (i) any objection to jurisdiction or venue, or (ii) any defense claiming lack of jurisdiction or improper venue, in any action brought in such courts.

25. AFFIRMATION. YOU ACKNOWLEDGE THAT YOU HAVE CAREFULLY READ THIS AGREEMENT, YOU KNOW AND UNDERSTAND ITS TERMS AND CONDITIONS, AND YOU HAVE HAD THE OPPORTUNITY TO ASK THE COMPANY ANY QUESTIONS YOU MAY HAVE HAD PRIOR TO SIGNING THIS AGREEMENT.

[Signatures on Next Page]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the day and year first above written.

OPTIO SOFTWARE, INC.:

By:	/s/ C. Wayne Cape	/s/ Donald H. French
	C. Wayne Cape, Chief Executive Officer and President	Donald H. French

EXHIBIT A

DEFINITIONS

(a) “Business” shall mean the business of (i) developing and providing software that enables a business to collect, integrate, aggregate, archive, deliver and present information to its customers, suppliers, partners, employees, clinicians and patients through various types of media (including, but not limited to, print, Internet, e-mail, fax and wireless devices), and facilitate interactive business processes pertaining to its customers’ business operations by customizing, delivering, exchanging and presenting information over a computer network (the “Software”), and (ii) providing the implementation, training, and consulting services that support the Software.

(b) “Change of Control” shall mean any of the following: (i) the acquisition, directly or indirectly after the date of this Agreement, in one series of related transactions, of 50% or more of the Company’s common stock by any “person” as that term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended excluding any acquisitions in capital raising transactions; (ii) the consummation of a merger, consolidation, share exchange or similar transaction of the Company with any other corporation, entity or group, as a result of which the holders of the voting capital stock of the Company as a group would receive less than 50% of the voting capital stock of the surviving or resulting corporation, or (iii) the consummation of an agreement providing for the sale or transfer (other than as security for obligations of the Company) of substantially all the assets of the Company, provided that none of the transactions described in subsections (i), (ii) or (iii) shall include a transaction or series of transactions with an entity which is controlled, directly or indirectly, after the transaction, by the Company or another entity in which the shareholders of the Company immediately prior to such transaction control, directly or indirectly, at least 50% of the outstanding voting securities (including any entity which as a result of such transaction owns the Company or all or substantially all of the Company’s assets either directly or through one or more subsidiaries).

(c) “Company” means Optio Software, Inc., its parents, subsidiaries, affiliates and all related companies, as well as their respective officers, directors, shareholders, employees, agents and any other representatives.

(d) “Confidential Information” means information of the Company, to the extent not considered a Trade Secret under applicable law, that (i) relates to the business of the Company, (ii) possesses an element of value to the Company, (iii) is not generally known to the Company’s competitors, and (iv) would damage the Company if disclosed. Confidential Information includes, but is not limited to, (i) future business plans, (ii) the composition, description, schematic or design of products, future products or equipment of the Company, (iii) communication systems, audio systems, system designs and related documentation, (iv) advertising or marketing plans, (v) information regarding independent contractors, employees, clients and customers of the Company, and (vi) information concerning the Company’s financial structure and methods and procedures of operation. Confidential Information shall not include any information that (i) is or becomes generally available to the public other than as a result of an unauthorized disclosure, (ii) has been independently developed and disclosed by others without violating this Agreement or the legal rights of any party, or (iii) otherwise enters the public domain through lawful means.

(e) “Contact” means any interaction between You and a Customer which (i) takes place in an effort to establish, maintain, and/or further a business relationship on behalf of the Company and (ii) occurs during the last year of Your employment with the Company (or during Your employment if employed less than a year).

(f) “Customer” means any Person to whom the Company has sold its products or services or any active prospect at the time of termination of employment.

(g) “Employee” means any Person who (i) is employed by the Company at the time Your employment with the Company ends, (ii) was employed by the Company during the last year of Your employment with the Company (or during Your employment if employed less than a year), or (iii) is employed by the Company during the Restricted Period.

(h) “Licensed Materials” means any materials that You utilize for the benefit of the Company, or deliver to the Company or the Company’s customers, which (i) do not constitute Work Product, (ii) are created by You or of which You are otherwise in lawful possession, and (iii) You may lawfully utilize for the benefit of, or distribute to, the Company or the Company’s customers.

(i) “Person” shall mean any natural person, trust, general or limited partnership, corporation, limited liability company, firm, association or other legal entity.

(j) “Restricted Period” means the time period during Your employment with the Company, and for one year after Your employment with the Company ends.

(k) “Restricted Territory” means Georgia, North Carolina, South Carolina, Alabama, Florida and Tennessee.

(l) “Trade Secrets” means information of the Company, and its licensors, suppliers, clients and customers, without regard to form, including, but not limited to, technical or nontechnical data, a formula, a pattern, a compilation, a program, a device, a method, a technique, a drawing, a process, financial data, financial plans, product plans, or a list of actual or potential customers or suppliers which is not commonly known by or available to the public and which information (i) derives economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by, other persons who can obtain economic value from its disclosure or use, and (ii) is the subject of efforts that are reasonable under the circumstances to maintain its secrecy.

(m) “Work Product” means (a) any data, databases, materials, documentation, computer programs, inventions (whether or not patentable), designs, and/or works of authorship, including but not limited to, discoveries, ideas, concepts, properties, formulas, compositions, methods, programs, procedures, systems, techniques, products, improvements, innovations, writings, pictures, audio, video, images of You, and artistic works, and (b) any subject matter protected under patent, copyright, proprietary database, trademark, trade secret, rights of publicity, confidential information, or other property rights, including all worldwide rights therein, that is or was conceived, created or developed in whole or in part by You while employed by the Company and that either (i) is created within the scope of Your employment, (ii) is based on, results from, or is suggested by any work performed within the scope of Your employment and is directly or indirectly related to the business of the Company or a line of business that the Company may reasonably be interested in pursuing, (iii) has been or will be paid for by the Company, or (iv) was created or improved in whole or in part by using the Company’s time, resources, data, facilities, or equipment.

EXHIBIT B

SENIOR VICE PRESIDENT OF HEALTHCARE PRODUCTS

Duties and Responsibilities

•	Manage the Optio QuickRecord Suite Product Development team

•	Communicate ongoing status of Optio healthcare software product deliverables to the Optio executive team

•	Produce high-quality, timely Optio healthcare software deliverables in general accordance with Optio’s PLC process

•	Participate fully in Optio healthcare software beta programs and product launch process

•	Maintain ongoing communications with existing and new Optio healthcare software customers and relate key issues for Optio healthcare software products, to the executive team

•	Share management of the Software Quality Assurance team for the Optio QuickRecord Suite

•	Manage the creation of an upgrade plan for all current customers targeted to migrate to the 4.X products

•	Work with marketing on key messages and value points for Optio healthcare software products, as well as emerging trends in the healthcare industry

•	Ensure that Optio healthcare software products are tested thoroughly and meet high standards for quality

•	Attend healthcare software industry events and vendor trade shows as needed to represent Optio and to gather market input for new Optio healthcare software products and functionality

•	Create a long-term strategy and product roadmap for Optio’s healthcare solutions

•	Assist the Optio healthcare software product sales organization on an as needed basis

•	As a member of the executive team at Optio, participate in corporate planning and strategy formation

•	Prepare annual budgets for areas of responsibility and adhere to all approved budgets throughout the fiscal year

EXHIBIT C

GENERAL RELEASE

I, Donald French, in consideration of and subject to the performance by Optio Software, Inc., a Georgia corporation (“Employer”), of its material obligations under the Employment Agreement, dated as of                     , 2004 (the “Agreement”), do hereby release and forever discharge as of the date hereof Employer, and the subsidiaries of Employer and all present and former directors, officers, agents, representatives, employees, successors and assigns of Employer and direct or indirect owners of each of them (other than the undersigned) (collectively, the “Released Parties”) to the extent provided below.

1. I understand that certain of the payments or benefits paid or granted to me under Section 5 of the Agreement represent, in part, consideration for signing this General Release and are not salary, wages or benefits to which I was already entitled. I understand and agree that I will not receive the payments and benefits specified in Section 5 of the Agreement (other than for any other unpaid compensation, benefits and expenses to which I am entitled under Section 5 of the Agreement for employment prior to termination) unless I execute this General Release and do not revoke this General Release within the time period permitted hereafter or breach this General Release.

2. Except as provided in paragraph 4 below, and except for compensation and benefits, I am entitled to under the terms of the Agreement, I knowingly and voluntarily release and forever discharge the Released Parties from any and all claims, controversies, actions, causes of action, cross-claims, counter-claims, demands, debts, compensatory damages, liquidated damages, punitive or exemplary damages, other damages, claims for costs and attorneys’ fees, or liabilities of any nature whatsoever in law and in equity, both past and present (through the date of this General Release) and whether known or unknown, suspected, or claimed against the Released Parties which I, my spouse, or any of my heirs, executors, administrators or assigns, may have, which arise out of or are connected with my employment with, or my separation from, Employer (including, but not limited to, any allegation, claim or violation, arising under: Title VII of the Civil Rights Act of 1964, as amended; the Civil Rights Act of 1991; the Age Discrimination in Employment Act of 1967, as amended (including the Older Workers Benefit Protection Act); the Equal Pay Act of 1963, as amended; the Americans with Disabilities Act of 1990; the Family and Medical Leave Act of 1993; the Civil Rights Act of 1866, as amended; the Worker Adjustment Retraining and Notification Act; the Employee Retirement Income Security Act of 1974; any applicable Executive Order Programs; the Fair Labor Standards Act; or their state or local counterparts; or under any other federal, state or local civil or human rights law, or under any other local, state, or federal law, regulation or ordinance; or under any public policy, contract or tort, or under common law; or arising under any policies, practices or procedures of Employer; or any claim for wrongful discharge, breach of contract, infliction of emotional distress, defamation; or any claim for costs, fees, or other expenses, including attorneys’ fees incurred in these matters) (all of the foregoing collectively referred to herein as the “Claims”).

3. I represent that I have made no assignment or transfer of any right, claim, demand, cause of action, or other matter covered by paragraph 2 above.

4. I agree that this General Release does not waive or release any rights or claims that I may have under the Age Discrimination in Employment Act of 1967 which arise after the date I execute this General Release. I acknowledge and agree that my separation from employment with Employer in compliance with the terms of the Agreement shall not serve as the basis for any claim or action (including, without limitation, any claim under the Age Discrimination in Employment Act of 1967).

5. In signing this General Release, I acknowledge and intend that it shall be effective as a bar to each and every one of the Claims hereinabove mentioned or implied. I expressly consent that this General Release shall be given full force and effect according to each and all of its express terms and provisions, including those relating to unknown and unsuspected Claims (notwithstanding any state statute that expressly limits the effectiveness of a general release of unknown, unsuspected and unanticipated Claims), if any, as well as those relating to any other Claims hereinabove mentioned or implied. I acknowledge and agree that this waiver is an essential and material term of this General Release and that without such waiver Employer would not have agreed to the terms of the Agreement. I further agree that in the event I should bring a Claim seeking damages against any Released Party, or in the event I should seek to recover against any Released Party in any Claim brought by a governmental agency on my behalf, this General Release shall serve as a complete defense to such Claims. I further agree that I am not aware of any pending charge or complaint of the type described in paragraph 2 as of the execution of this General Release.

6. I agree that neither this General Release, nor the furnishing of the consideration for this General Release, shall be deemed or construed at any time to be an admission by any Released Party or myself of any improper or unlawful conduct.

7. I agree that I will forfeit all cash amounts payable by Employer pursuant to the Agreement that would not have otherwise been paid but for my signing this General Release if I challenge the validity of this General Release. I also agree that if I violate this General Release by suing any Released Party, I will pay all costs and expenses of defending against the suit incurred by such Released Party, including reasonable attorneys’ fees, and return all payments received by me pursuant to the Agreement.

8. I agree that this General Release is confidential and agree not to disclose any information regarding the terms of this General Release, except to my immediate family and any tax, legal or other counsel I have consulted regarding the meaning or effect hereof or as required by law, and I will instruct each of the foregoing not to disclose the same to anyone.

9. Any non-disclosure provision in this General Release does not prohibit or restrict me (or my attorney) from responding to any inquiry about this General Release or its underlying facts and circumstances by the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., any other self-regulatory organization or governmental entity.

10. I agree to cooperate with Employer in any internal investigation or administrative, regulatory, or judicial proceeding. I understand and agree that my cooperation may include, but not be limited to, making myself available to Employer upon notice for interviews and factual investigations; appearing at Employer’s request to give testimony without requiring service of a subpoena or other legal process; volunteering to Employer pertinent information; and turning over to Employer all relevant documents which are or may come into my possession. I understand that in the event Employer asks for my cooperation in accordance with this provision, Employer will reimburse me solely for reasonable travel expenses, including lodging and meals, upon my submission of appropriate receipts.

11. Notwithstanding anything in this General Release to the contrary, this General Release shall not relinquish, diminish, or in any way affect any rights or claims arising out of any breach by any Released Party of the Agreement.

12. Whenever possible, each provision of this General Release shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this General Release is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or any other jurisdiction, but this General Release shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

BY SIGNING THIS GENERAL RELEASE, I REPRESENT AND AGREE THAT:

(a)	I HAVE READ IT CAREFULLY;

(b)	I UNDERSTAND ALL OF ITS TERMS AND KNOW THAT I AM GIVING UP IMPORTANT RIGHTS, INCLUDING BUT NOT LIMITED TO, RIGHTS UNDER THE AGE DISCRIMINATION IN EMPLOYMENT ACT OF 1967, AS AMENDED, TITLE VII OF THE CIVIL RIGHTS ACT OF 1964, AS AMENDED; THE EQUAL PAY ACT OF 1963, THE AMERICANS WITH DISABILITIES ACT OF 1990; AND THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED;

(c)	I VOLUNTARILY CONSENT TO EVERYTHING IN IT;

(d)	I HAVE BEEN ADVISED TO CONSULT WITH AN ATTORNEY BEFORE EXECUTING IT AND I HAVE DONE SO OR, AFTER CAREFUL READING AND CONSIDERATION, I HAVE CHOSEN NOT TO DO SO OF MY OWN VOLITION;

(e)	I HAVE HAD AT LEAST 21 DAYS FROM THE DATE OF MY RECEIPT OF THIS RELEASE SUBSTANTIALLY IN ITS FINAL FORM ON , TO CONSIDER IT AND THE CHANGES MADE SINCE THE , VERSION OF THIS RELEASE ARE NOT MATERIAL AND WILL NOT RESTART THE REQUIRED 21-DAY PERIOD;

(f)	THE CHANGES TO THE AGREEMENT SINCE , EITHER ARE NOT MATERIAL OR WERE MADE AT MY REQUEST.

(g)	I UNDERSTAND THAT I HAVE SEVEN DAYS AFTER THE EXECUTION OF THIS RELEASE TO REVOKE IT AND THAT THIS RELEASE SHALL NOT BECOME EFFECTIVE OR ENFORCEABLE UNTIL THE REVOCATION PERIOD HAS EXPIRED;

(h)	I HAVE SIGNED THIS GENERAL RELEASE KNOWINGLY AND VOLUNTARILY AND WITH THE ADVICE OF ANY COUNSEL RETAINED TO ADVISE ME WITH RESPECT TO IT; AND

(i)	I AGREE THAT THE PROVISIONS OF THIS GENERAL RELEASE MAY NOT BE AMENDED, WAIVED, CHANGED OR MODIFIED EXCEPT BY AN INSTRUMENT IN WRITING SIGNED BY AN AUTHORIZED REPRESENTATIVE OF EMPLOYER AND BY ME.

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